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                                   Exhibit (a)



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Contacts:
Rick Stewart                                    Nigel Bell
Chief Executive Officer                         Chief Financial Officer
Amarin Corporation plc                          Amarin Corporation plc
Phone: +44 (0) 207 907 2440                     Phone: +44 (0) 207 907 2444
Email: rick.stewart@amarincorp.com              Email: nigel.bell@amarincorp.com

                 AMARIN CORPORATION EXERCISES PURCHASE OPTION TO
                        ACQUIRE U.S. RIGHTS TO PERMAX'r'

    Acquisition Will Establish Amarin as Exclusive U.S. Licensee of Permax'r'

London, United Kingdom, May 8, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it has exercised its purchase option to acquire the remaining U.S. rights to Permax'r' (pergolide mesylate) from Elan Pharmaceuticals, Inc ("Elan"). Following the close of the transaction, Amarin will replace Elan as Eli Lilly and Company's exclusive licensee for Permax in the United States. Amarin obtained the purchase option as a part of its marketing, sales and distribution agreement with Elan announced in May 2001. Permax'r' is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease.

"Securing our position with Permax'r' is another important step in establishing a pre-eminent franchise in the area of Parkinson's disease in the U.S.," said Rick Stewart, Amarin's chief executive officer. "Permax'r' represents an excellent example of Amarin's ability to identify under-promoted products that have the potential to benefit meaningfully from enhanced physician awareness. Building physician awareness is a core competency of our highly trained neurology sales force. With Zelapar'TM' on the near-term horizon, Amarin looks forward to playing an even greater role in the treatment of movement disorders." Zelapar'TM' (Zydis'r' selegiline tablets), an MAO-B inhibitor, is an investigational treatment for the symptoms of Parkinson's disease. A New Drug Application for Zelapar'TM' is expected to be filed with the U.S. Food and Drug Administration in the first half of 2002. Amarin has an option to acquire the exclusive U.S. license rights to Zelapar from Elan.

Under the Permax agreement, Amarin will pay Elan an initial $7.5 million at closing and will make twelve quarterly payments of $2.5 million over the next three years. In addition, Amarin will continue to pay royalties to Elan on all U.S. sales of Permax'r'. All prior payments for Amarin's acquisition of the marketing, sales and distribution rights to Permax'r' remain unaffected. The closing of the purchase option remains subject only to customary closing conditions, including any applicable third party consent. As a result of exercising the Permax option, there will be no further FASB142 exceptional amortisation charges related to the original twelve month distribution agreement.

For the full-year 2001, Permax'r' achieved revenues of approximately $40 million. Commencing May 2001, Amarin recorded revenues of approximately $30 million from its sales of Permax'r' over the balance of the year. Permax'r' was launched in the U.S. in 1988 and was acquired by Elan from Eli Lilly and Company in 1993.



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Upon closing, Amarin will assume an additional role in protecting the intellectual property associated with Permax. In this regard, Amarin will pursue two initiatives. The first is to assume the lead role in Orange Book patent litigation brought by Elan in July, 2001 against Ivax Corporation, one of the filers of an ANDA (Abbreviated New Drug Application) seeking approval of a generic pergolide product. The second initiative is represented by Amarin's filing earlier this year of a Citizen Petition with the FDA raising a number of issues associated with the potential approval of any ANDA for a generic pergolide product. These issues are based to a greater extent on the stated absence, according to certifications submitted by the ANDA filers, of important stabilizing ingredients found in Permax.

Permax is generally well tolerated. The most commonly reported side effects are nausea, somnolence, dizziness, headache and dyskinesia. Full prescribing information on Permax is available from Amarin upon request, or at http://www.amarinpharma.com, the website of Amarin Pharmaceuticals, Inc., Amarin's drug development and marketing subsidiary.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.


Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

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